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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
Lighting Science Group Corporation
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
53224G103
(CUSIP Number)
Govi Rao
LED Holdings, LLC
11390 Sunrise Gold Circle #800
Rancho Cordova, CA 95742
(610) 745-9590
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 15, 2009
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS LED Holdings, LLC 26-0299414

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		20,666,856 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,666,856 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(2) Based on 28,926,824 shares of common stock outstanding as of November 14, 2008.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PP IV (AIV) LED, LLC 26-0240524

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(2) Based on 28,926,824 shares of common stock outstanding as of November 14, 2008.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PP IV LED, LLC 26-0196366

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(2) Based on 28,926,824 shares of common stock outstanding as of November 14, 2008.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS PARTNERS IV, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		36,003,707 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		36,003,707 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,670,563 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

83.9%(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to Pegasus Partners IV, L.P. on July 25, 2008, 3,599,618 shares of common stock issuable upon the exercise of warrants acquired by Pegasus Partners IV, L.P. in connection with a purchase on January 7, 2009 and 31,461,232 shares of common stock issuable upon exercise of warrants at the time the convertible note issued to Pegasus Partners IV, L.P. on May 15, 2009 is converted into units.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 28,926,824 shares of common stock outstanding as of November 14, 2008.
(4) Pegasus Partners IV, L.P. also has the option to vote 239,975 shares of Series C Preferred Stock and is entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		36,003,707 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		36,003,707 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,670,563 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

83.9%(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to Pegasus Partners IV, L.P. on July 25, 2008, 3,599,618 shares of common stock issuable upon the exercise of warrants acquired by Pegasus Partners IV, L.P. in connection with a purchase on January 7, 2009 and 31,461,232 shares of common stock issuable upon exercise of warrants at the time the convertible note issued to Pegasus Partners IV, L.P. on May 15, 2009 is converted into units.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 28,926,824 shares of common stock outstanding as of November 14, 2008.
(4) Pegasus Partners IV, L.P. also has the option to vote 239,975 shares of Series C Preferred Stock and is entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		36,003,707 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		36,003,707 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,670,563 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

83.9%(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to Pegasus Partners IV, L.P. on July 25, 2008, 3,599,618 shares of common stock issuable upon the exercise of warrants acquired by Pegasus Partners IV, L.P. in connection with a purchase on January 7, 2009 and 31,461,232 shares of common stock issuable upon exercise of warrants at the time the convertible note issued to Pegasus Partners IV, L.P. on May 15, 2009 is converted into units.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 28,926,824 shares of common stock outstanding as of November 14, 2008.
(4) Pegasus Partners IV, L.P. also has the option to vote 239,975 shares of Series C Preferred Stock and is entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS CAPITAL, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		36,003,707 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		36,003,707 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,670,563 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

83.9%(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to Pegasus Partners IV, L.P. on July 25, 2008, 3,599,618 shares of common stock issuable upon the exercise of warrants acquired by Pegasus Partners IV, L.P. in connection with a purchase on January 7, 2009 and 31,461,232 shares of common stock issuable upon exercise of warrants at the time the convertible note issued to Pegasus Partners IV, L.P. on May 15, 2009 is converted into units.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 28,926,824 shares of common stock outstanding as of November 14, 2008.
(4) Pegasus Partners IV, L.P. also has the option to vote 239,975 shares of Series C Preferred Stock and is entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS CRAIG COGUT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		36,003,707 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		36,003,707 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,670,563 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

83.9%(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to Pegasus Partners IV, L.P. on July 25, 2008, 3,599,618 shares of common stock issuable upon the exercise of warrants acquired by Pegasus Partners IV, L.P. in connection with a purchase on January 7, 2009 and 31,461,232 shares of common stock issuable upon exercise of warrants at the time the convertible note issued to Pegasus Partners IV, L.P. on May 15, 2009 is converted into units.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 28,926,824 shares of common stock outstanding as of November 14, 2008.
(4) Pegasus Partners IV, L.P. also has the option to vote 239,975 shares of Series C Preferred Stock and is entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS RICHARD KELSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		78,410 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		78,410 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,745,266 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 78,410 shares of common stock held directly by Mr. Kelson.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 28,926,824 shares of common stock outstanding as of November 14, 2008.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS LED EFFECTS, INC. 26-0299414

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(2) Based on 28,926,824 shares of common stock outstanding as of November 14, 2008.

Amendment No. 6 to Schedule 13D
     This Amendment No. 6 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of LED Holdings, LLC
(“LEDH”), PP IV (AIV) LED, LLC (“PPAIV”), PP IV LED, LLC (“PPLED”), Pegasus Partners IV, L.P. (“PPIV”), Richard Kelson (“Mr. Kelson”) and LED Effects, Inc. (“LED”, together with PPAIV, PPLED, PPIV, Mr. Kelson, Pegasus Investors IV, L.P. (“PIIV”), Pegasus Investors IV GP, L.L.C. (“PIGP”), Pegasus Capital, LLC (“PCLLC”) and Craig Cogut (“Mr. Cogut”), the “LEDH Members”) (LEDH and the LEDH Members also referred to herein as the “Reporting Persons ”), with the Securities and Exchange Commission (the “SEC”) on October 15, 2007, as amended by Amendment No. 1 filed on April 11, 2008, Amendment No. 2 filed on May 1, 2008, Amendment No. 3 filed on July 30, 2008, Amendment No. 4 filed on January 12, 2009 and Amendment No. 5 filed on February 20, 2009. Except as specifically provided herein, this Amendment No. 6 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D and the amendments referenced above. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.
Item 3. Source and Amount of Funds or Other Consideration
     On May 15, 2009, the Issuer issued to PPIV a convertible note in an aggregate amount of $31,649,999.39 (the “Convertible Note”) in consideration of a $13,150,761.11 loan made by PPIV to the Issuer on May 15, 2009 and a $18,499,238.28 loan to be made by PPIV to the Issuer on or before May 29, 2009. The Convertible Note is convertible into units consisting of Series D Non-Convertible Preferred Stock and warrants to purchase shares of the Issuer’s common stock upon the occurrence of certain events. The source of the funds used by PPIV in connection with the Convertible Note is working capital of PPIV.
Item 4. Purpose of Transaction
     As disclosed in Item 3 above, on May 15, 2009, the Issuer issued to PPIV the Convertible Note. The Issuer borrowed $13,150,761.11 on May 15, 2009 and on or before May 29, 2009 will borrow an additional $18,499,238.28. Interest on any outstanding principal balance under the Convertible Note accrues at the rate of 14% per annum. All principal and accrued interest on the Convertible Note is due on the earlier of: (a) July 31, 2009 or (b) the date on which the rights offering (the “Rights Offering”) contemplated by that certain Letter Agreement between the Issuer and PPIV, dated as of February 13, 2009 (the “Letter Agreement”), that certain Promissory Note issued by the Issuer to PPIV, dated as of February 13, 2009 and the Convertible Note, is consummated (the “Closing Date”). If the registration statement for the Rights Offering is declared effective by the SEC prior to July 31, 2009, the maturity date will be extended until the Closing Date, but in no event will the maturity date be later than September 3, 2009. The Convertible Note may not be prepaid and is immediately due and payable upon the Issuer’s failure to pay any of its material debts when due.
     In accordance with the Convertible Note, the Issuer must use the proceeds to: (a) pay in full the $1,950,000.00 promissory note granted to PPIV on December 18, 2008, together with accrued interest thereon, (b) pay in full the $7,000,000.00 promissory note granted to PPIV on February 13, 2009, together with accrued interest thereon, (c) pay in full the $2,000,000.00 promissory note granted to PPIV on April 17, 2009, together with accrued interest thereon, (d) pay in full the $500,000.00 promissory note granted to PPIV on May 11, 2009, together with accrued interest thereon, and (e) pay outstanding principal amounts under the Issuer’s line of credit with Bank of Montreal. Further, so long as any amounts remain outstanding under the Convertible Note, the Issuer must obtain the prior written consent of PPIV prior to borrowing more than $5,000,000.00 in the aggregate pursuant to the line of credit with Bank of Montreal.
     The Convertible Note amends the terms of the Rights Offering, as originally set forth in the Letter Agreement, and provides that: (a) the Rights Offering would consist of the offering of at least 38,916,295 units at $1.006 per unit, (b) each unit would consist of 1.006 shares of newly designated Series D Non-Convertible Preferred Stock and a warrant to purchase one share of the Issuer’s common stock at an exercise price of $6.00, and (c) the Issuer must use its reasonable best efforts to cause the registration statement for the Rights Offering to be declared effective by the SEC on or before July 31, 2009.
     On the Closing Date, each $1.006 of outstanding principal and interest on the Convertible Note will automatically convert into one unit in the Rights Offering, and the Issuer will be released from all liability in respect of the repayment of principal and interest. Additionally, the Convertible Note provides PPIV with the option to convert all or a portion of the outstanding principal and interest on the Convertible Note into a number of units equal to one unit for each $1.006 of outstanding principal and interest at any time after the expiration of the notice period prescribed by SEC Rule 14c-2 upon the filing of an information statement by the Issuer.
     Accordingly, at the time the Convertible Note is converted into units, PPIV will receive 31,461,232 units consisting of 31,649,999 shares of Series D Non-Convertible Preferred Stock and warrants to purchase 31,461,232 shares of the Issuer’s common stock. PPIV will also have the right to acquire any units not otherwise subscribed for pursuant to the terms of the Rights Offering.
THIS NOTICE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.
     The foregoing description is qualified in its entirety by reference to the Convertible Note, which is filed hereto as Exhibit 10.1 and incorporated herein by reference.
     The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional shares of Common Stock or may determine to purchase, sell or otherwise dispose of all or some of the shares of Common Stock and/or Series B Preferred Stock and/or Series C Preferred Stock of the Issuer or the Warrants exercisable for shares of Common Stock in the open market, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to its investment decision.
     Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
     Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 6 are incorporated herein by reference. Such information is based upon 28,926,824 shares of Common Stock outstanding as of November 14, 2008 as reported in the Issuer’s Form 10-Q and 10-Q/A for the period ended September 30, 2008 filed on November 19, 2008 and May 20, 2009, respectively.
     The LEDH Members share voting and dispositive power over the shares of Common Stock and Series B Preferred Stock of the Issuer only as members of LEDH and by virtue of such status may be deemed to be the beneficial owners of the shares of Common Stock and Series B Preferred Stock of the Issuer held by LEDH. The LEDH Members disclaim beneficial ownership of the shares of Common Stock and Series B Preferred Stock held by other LEDH Members, except to the extent of any pecuniary interest, and this statement shall not be deemed to be an admission that they are the beneficial owners of such securities.
     Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities
     The disclosure regarding the issuance of the Convertible Note in Item 4 is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits

Exhibit	Description

10.1	Convertible Note, dated May 15, 2009 (incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K, filed with the SEC on May 21, 2009).

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE
           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 22, 2009

LED HOLDINGS, LLC

By:	/s/ Govi Rao

	Name:	Govi Rao
	Title:	President/CEO

PP IV (AIV) LED, LLC

By:	Pegasus Partners IV (AIV), L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
general partner

By:	/s/ Richard Weinberg

	Name:	Richard Weinberg
	Title:	Vice President

PP IV LED, LLC

By:	Pegasus Partners, IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg

	Name:	Richard Weinberg
	Title:	Vice President

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, LP
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg

	Name:	Richard Weinberg
	Title:	Vice President

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg

	Name:	Richard Weinberg
	Title:	Vice President

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Richard Weinberg

	Name:	Richard Weinberg
	Title:	Vice President

PEGASUS CAPITAL, LLC

By:	/s/ Craig Cogut

	Name:	Craig Cogut
	Title:	President & Managing Member

/s/ Craig Cogut

CRAIG COGUT

/s/ Richard Kelson

RICHARD KELSON

LED EFFECTS, INC.

By:	/s/ Kevin Furry

	Name:	Kevin Furry
	Title:	President